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                                                                   EXHIBIT 10.39

[CABOT MICROELECTRONICS LOGO]

November 17, 2003

Clifford L. Spiro
1216 Hollingswood Ave.
Naperville, IL 60564

Dear Clifford,

I am pleased to confirm our offer to you to join Cabot Microelectronics Corporation (the "Company") in the position of Vice President, Research & Development at our Aurora, Illinois facility reporting directly to William P. Noglows, Chairman and Chief Executive Officer.

Base Salary: Your annualized base salary will be $225,000, payable as $9,375, less required withholding, per pay period. Your base salary will be paid twice a month, on the 15th and 30th. Annual reviews by the Compensation Committee of the Board of Directors with respect to any future salary adjustments are usually held in the quarter following the end of our September 30 fiscal year.

Sign-on Stock Options: Subject to Compensation Committee of the Board of Directors approval of your sign-on Stock Option award, you will be granted 50,000 non-qualified stock options (NQSOs) of the Company's common stock, pursuant to the terms and conditions of the Cabot Microelectronics Corporation Amended and Restated 2000 Equity Incentive Plan ("Plan"), effective on your first day of employment ("Grant Date"). The Award will give you the right, when your Award vests, to purchase up to 50,000 shares of Company common stock at the per share exercise price, which will be determined by the closing price of the Company common stock on the Grant Date. Your Award will vest in equal installments over a four-year period as follows: 1/4 will vest on the first anniversary of the Grant Date; 1/4 will vest on the second anniversary of the Grant Date; 1/4 will vest on the third anniversary of the Grant Date; and, 1/4 will vest on the fourth anniversary of the Grant Date. You will receive a separate Grant Agreement that will detail the specific terms and conditions of your Award.

Short Term Bonus Program: You will be eligible to participate in Cabot Microelectronics' Short Term Bonus (STB) program, in accordance with the terms of the STB program starting in fiscal year 2004. The STB program is our discretionary cash bonus plan which is based on performance (both corporate and individual), with any pay-outs in December for the previous fiscal year (10/1-9/30). Any STB payable for fiscal year 2004 will be prorated based on your hire date. Although actual bonus awards are determined by the Compensation Committee, the target STB for your position is 45%.

Equity Incentive Plan: You are also eligible to participate in the Plan in the future starting with

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the fiscal year 2005 grant cycle. Awards under this program are based on a number of factors, including performance (both corporate and individual). Awards under the Plan are subject to specific terms and conditions of the grant to be determined by the Compensation Committee. The exercise price of a Stock Option at the time of an award will be equal to the closing price of Company's Common Stock on the date of the Award. Actual equity awards are determined by the Compensation Committee, and any award in fiscal year 2005 resulting from fiscal year 2004 performance will be prorated based on your date of hire.

Severance: If CMC terminates your employment without cause, CMC will pay you one year's base salary, such amount to be paid over a twelve month period following termination.

Change in Control Severance Protection Agreement: Upon employment, and pursuant to approval by the Compensation Committee of the Board of Directors, Cabot Microelectronics Corporation will enter into a Change in Control Severance Protection Agreement with you, as per the terms of the attached draft agreement. You will be expected to sign the agreement upon your first day of employment with the Company.

Benefits Program: You will be entitled to the Benefits Program provided to all salaried employees upon your date of hire (as summarized in the attached document entitled,"2003 Benefit Highlights"). This Benefits Program is subject to change by the Company at any time, in accordance with law.

Paid Time Off: You will accrue paid time off (PTO) at a rate of 6.67 hours per pay period. On an annualized basis this is equal to 160 hours, or 4 weeks to be earned and used in accordance with Company policy.

Drug Screen and Background/Reference Check: In accordance with our drug-free workplace policy, this employment offer is contingent upon passing a routine drug test to be completed within 48 hours of the written offer. This offer is also contingent on the successful completion of a background and reference check.

Physical: Although this offer is not contingent upon a physical examination, after you begin work we will require a physical examination to establish baseline medical data.

Employee Confidentiality, Intellectual Property, and Non-Competition Agreement; Code of Business Conduct:: You will be required to sign the Company's standard Employee Confidentiality, Intellectual Property, and Non-Competition Agreement (attached), before your first day of employment as a condition of employment. In particular, relating to paragraph 3(c), you warrant that, you have no non-competition or non-solicitation agreements with any prior employer or other party that could affect your employment with the Company. You will be expected to certify to the Company's Code of Business Conduct (attached), as of your first day of employment.

As an officer of the Company, Directors and Officers Liability Insurance as applicable to all other Directors and Officers will also apply to you, as well as the relevant provisions of the Company's Bylaws and Articles of Incorporation. In addition, the Company will enter into an

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Indemnification Letter Agreement with you upon your first day of employment in the form attached.

We also have a smoke-free work site, and no smoking is allowed inside the facility.

As you may know, in compliance with federal immigration laws, you must provide us with documentary evidence of your identity and eligibility for employment in the United States within three business days of your first day of work. Because of this federal law, our employment offer must be contingent upon your timely provision of proper documentation.

If you decide to join us, your employment will be entered into on an "at-will" basis. As a result, you will be free to resign at any time, for any reason or for no reason, as you deem appropriate. Of course, Cabot Microelectronics will have a similar right to conclude its at-will employment relationship with you at any time, with or without cause. The company applies this standard in a manner that is consistent with its Performance Based Management process, as it relates to executives of the Corporation.

We are very pleased to make you this employment offer and feel you will make an outstanding addition to the Cabot Microelectronics Team. I hope that this will be the start of a very rewarding relationship for you, both personally and professionally, and we look forward to your affirmative reply.

To indicate your acceptance, please sign and date this letter, in the space provided below and return it to me by November 21, 2003, as we would like your full time employment to commence on December 1, 2003. This offer will expire on November 21, 2003 unless we have received a copy signed by you. This offer letter supersedes any prior representations, whether written or oral, and is governed by Illinois law.

I have enclosed a duplicate original for your records. In addition, please complete the enclosed Illinois and Federal tax withholding forms, along with 2 copies signed and dated of the Employee Confidentiality, Intellectual Property, and Non-Competition Agreement and return them to my attention in the enclosed self-addressed envelope.

If you have any questions, please do not hesitate to call me at 630-375-5545.

Sincerely,

J. Michael Jenkins
Vice President, Human Resources

I accept this offer of employment and the terms attached.

Clifford L. Spiro                            Date
cc: William P. Noglows